EXHIBIT 5.1
[ECHOSTAR CORPORATION LETTERHEAD]
October 5, 2009

EchoStar Corporation
100 Inverness Terrace E.
Englewood, Colorado 80112

Re: Registration Statement on Form S-8 (the “Registration Statement”)

Gentlemen:

I am Executive Vice President, Corporate Secretary and General Counsel of EchoStar Corporation, a Nevada corporation formed in October 2007 (the “Company”), and have acted as such in connection with the authorization to issue up to an additional 2,140,000 shares of the Company’s Class A Common Stock, par value of $0.001 per share (the “Common Shares”)  to be issued under the Company’s 2008 Employee Stock Purchase Plan, as amended (the “2008 ESPP”).

I have reviewed originals, or copies certified or otherwise identified to my satisfaction as copies of originals, of the various proceedings taken by the Company to effect such authorizations, and have examined such other agreements, instruments, documents and corporate records of the Company as I have deemed necessary or appropriate as a basis for the opinion hereinafter expressed.

Based upon the foregoing and having regard for such legal considerations as I deem relevant, I am of the opinion that the Common Shares of the Company issuable pursuant to the 2008 ESPP have been duly authorized for issuance and will be legally issued, fully paid and non-assessable when issued as provided in the 2008 ESPP.

I am admitted to practice only in the State of Colorado and do not purport to be an expert on the laws of any other jurisdiction other than the laws of the State of Colorado and Federal law.

I consent to the filing of this opinion as an exhibit to the Registration Statement relating to the 2008 ESPP.

Very truly yours, EchoStar Corporation
/s/ R. Stanton Dodge

R. Stanton Dodge
Executive Vice President, Corporate Secretary and General Counsel